[LETTERHEAD OF SMITH, GAMBRELL & RUSSELL, LLP]

April 18, 2006

VIA FEDERAL EXPRESS AND EDGAR CORRESPONDENCE

Ms. Kathryn McHale

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4561

Washington, DC 20549

Re:	Community National Bancorporation Preliminary Schedule 14A Filed March 27, 2006 File No. 000-25437

Dear Ms. McHale:

This letter is submitted on behalf of our client, Community National Bancorporation (the “Company”), and is intended to serve as the Company’s response to your letter dated April 6, 2006 addressed to Mr. Terry Alston regarding the above-referenced preliminary proxy statement. The numbered paragraphs below correspond to the numbered comments from your letter.

Preliminary Schedule 14A

General

1.	Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

We have revised the form of proxy statement and proxy card to indicate that they are preliminary copies.

2.	Please disclose whether South Georgia received any financial projections from Community National over the course of negotiations. Also, provide the staff with copies of all projections that were provided to South Georgia.

South Georgia did receive financial projections from Community National. A copy of the projections is supplementally provided to the Staff with this letter.

Ms. Kathyrn McHale

April 18, 2006

Cover Page

3.	Please revise the cover page to provide values for each of questions (1), (2), and (3).

We have revised the cover page to provide the values for each of questions (1), (2), and (3).

Cover Letter to Shareholders

4.	Please include the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders in accordance with Item 1(b) of Schedule 14A.

We have revised the cover letter to include the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders in accordance with Item 1(b) of Schedule 14A.

5.	Revise the description of the merger consideration to include a statement of the trading price for Community National’s shares prior to the merger. Also, clarify in this section and throughout the document that part of the merger consideration will come in the form of a special dividend from Community National, including identifying the specific amount of the dividend.

We have revised the description of the merger consideration to include a statement of the trading price for Community National’s shares prior to the merger. We have clarified in this section and throughout the document that part of the merger consideration will come in the form of a special dividend from Community National, including identifying the specific amount of the dividend.

Questions and Answers about the Merger, page 6

6.	Revise this section to remove the redundancy between this section and the summary.

We have revised this section to remove the redundancy between this section and the summary.

Am I entitled to dissenters’ rights in connection with the merger, page 2

7.	Revise this section or the Summary discussion of the same material to describe the particular steps required under Georgia Law in order for a dissenter to perfect their rights to demand valuation of their shares.

Ms. Kathyrn McHale

April 18, 2006

We have revised the Summary discussion on page 2 to describe the particular steps required under Georgia Law in order for a dissenter to perfect their rights to demand valuation of their shares.

Summary

General

8.	Please relocate the Summary Term Sheet so that it precedes the questions and answers located on page 1. See Instruction 2 to Item 1001.

We have relocated the Summary so that it precedes the questions and answers section.

We Must Obtain Regulatory Approval to Complete the Merger, page 4

9.	Please update this section to disclose that you have already received authorization from the OCC, consistent with your disclosure in the “Required Regulatory Approvals” section on page 17.

We have updated this section to disclose that Community National has received authorization from the OCC, consistent with the disclosure in the “Required Regulatory Approvals” section on page 20.

The Merger; Overview, page 9

10.	Please disclose more information regarding the dividend payment which “will be used to finance a portion of the aggregate merger consideration” when describing the transaction in this section.

The Overview section has been revised on page 10 to disclose more information regarding the dividend payment.

Background of the Merger, page 10

11.	In accordance with Item 1015 (b)(5) of Regulation M-A, please disclose how the consideration in the transaction was decided upon and disclose any negotiations concerning consideration.

Ms. Kathyrn McHale

April 18, 2006

Community National has expanded the disclosure under “Background of the Merger” to provide more detail regarding how the merger consideration was determined and to describe more fully all negotiations regarding the merger consideration.

Community National’s Reasons for the Merger, page 12

12.	Expand this discussion to disclose any board meeting that may have taken place where the factors listed in this section were discussed. Although we understand that you filed the opinion of NCA as an exhibit to your Schedule 14A, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the board by NCA concerning the valuation methodologies that it used in preparing its opinion.

Community National has expanded the disclosure under “Background of the Merger” to describe more fully the meetings and considerations of Community National’s board of directors and the executive committee of the board of directors, and to describe the oral presentation of NCA on a conference call held on January 25, 2006 to, among others, Ruth Raines, the Chairperson of Community National’s board of directors and a member of the executive committee. We have also expanded the disclosure under “Opinion of Financial Advisor to Community National” to disclose in more detail the valuation methodologies of NCA, which were summarized in NCA’s January 25 oral presentation. Community National supplementally confirms that NCA made no other oral presentations to the board of directors or the executive committee in connection with its fairness opinion.

13.	In the list of items the board considered in evaluating the merger, you have generally listed your considerations without including your conclusions. Please provide a more thorough analysis of the determinations made by the Board in reaching its conclusion that the merger is in the best interests of shareholders.

Community National has expanded the disclosure under “Community National’s Reasons for the Merger” to describe more thoroughly its consideration of various factors it viewed as weighing both in favor of and against the proposed transaction in reaching its determination that the merger is in the best interests of shareholders.

Ms. Kathyrn McHale

April 18, 2006

Opinion of Financial Advisor to Community National, page 13

14.	Please elaborate on the qualifications of Nichols, Cauley & Associates and the Board’s selection process in accordance with Item 1015(b)(2) and 1015(b)(3) of Regulation M-A.

Community National has expanded the disclosure in the first paragraph under “Opinion of Financial Advisor to Community National” to describe the selection process of the board of directors and to describe more fully the qualifications of Nichols, Cauley & Associates.

15.	In the second paragraph of this section, you reference additional fees in the amount of $6,000 due to a “delay in the merger process;” please elaborate on this delay and the source of the additional cost.

Community National has revised the disclosure in the second paragraph under “Opinion of Financial Advisor to Community National” to elaborate on the reasons for the additional fee to NCA.

16.	Please revise this entire section in accordance with Item 1015(b)(6) to disclose the bases and methods for arriving at the findings and recommendations discussed in this section. Please include disclosure relating to how NCA selected the peer groups and the availability of peer data for smaller capitalized banks. Please also include the peer group data for similar transactions and the premiums received, as compared with the current transaction. In addition, please revise any phrases such as “such other analyses as NCA deemed appropriate,” “other factors,” and. “analyses, including but not limited to” in order to include a full discussion of all analyses and factors examined in connection with the fairness determination.

Community National has extensively revised the disclosure under “Opinion of Financial Advisor to Community National” to describe more fully NCA’s bases and methods for arriving at its fairness conclusion, including descriptions of NCA’s selection of peer groups and peer data, as well as premiums in comparison to the present transaction.

Effective Time of the Merger, page 17

17.	Please clarify that the merger will be consummated if it is approved by a majority of the shareholders of Community National.

This section has been clarified that the merger will be consummated if it is approved by a majority of the shareholders of Community National.

Ms. Kathyrn McHale

April 18, 2006

Waiver, Amendment and Termination, page 20

18.	Revise this section to specifically address whether the Board of Community National can terminate the merger if they believe that they are required to revise their recommendation consistent with their fiduciary duties.

This section has been revised on page 21 to specifically address whether the Board of Community National can terminate the merger if they believe that they are required to revise their recommendation consistent with their fiduciary duties.

Interests of Community National’s Directors and Executive Officers, page 25

19.	Revise this section to identify the length of time in which South Georgia will continue the liability coverage for members of Community National’s Board. Also, identify the aggregate amount that the members of the Officers and Directors will realize from the merger consideration for the warrants and shares that they hold.

The paragraph under “Indemnification and Insurance” states that South Georgia has agreed to continue liability coverage for directors of Community National’s Board for an unspecified period of time after the effective time. A sentence has been added indicating the expiration date of Community National’s existing policy. Information has been added on page 25 stating the aggregate amount that the officers and directors will realize from the merger consideration for the warrants and shares that they hold.

Fairness Opinion of Nichols, Cauley & Associates

20.	We note that Nichols, Cauley & Assoc. must consent to the description of its opinion in the proxy statement. Please revise where appropriate to state that the description is in “a form acceptable” to Nichols, Cauley & Assoc., as noted in its opinion, or revise the opinion to remove that qualifier.

Community National has revised the disclosure in the sixth full paragraph under “Opinion of Financial Advisor to Community National” to clarify that NCA has informed Community National that the disclosure regarding its fairness opinion and analyses is in a form acceptable to NCA.

21.	We note that Nichols, Cauley & Assoc. does not specifically address whether the shareholders of Community National may rely on its opinion. Revise the opinion and any

Ms. Kathyrn McHale

April 18, 2006

description of the opinion in the proxy statement that would give the impression that shareholders may not rely upon Nichols, Cauley & Assoc.’s opinion, including a description of the opinion being provided solely to the board.

Community National has expanded the disclosure in the third full paragraph under “Opinion of Financial Advisor to Community National” to clarify that NCA has not explicitly or implicitly stated that shareholders may not rely on its opinion.

Community National and all filing persons hereby acknowledge that:

•	the company and all filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company nor any filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require anything further, or if we may be of assistance, please do not hesitate to contact me at (404) 815-3731.

Sincerely,

/s/ Terry F. Schwartz

Terry F. Schwartz

TFS:ljw[CORP\1168528.1]

cc:	Mr. Terry Alston, Community National Bancorporation